Mail Stop 7010

                                                November 3, 2005



Mr. Anthony J. Simonetta
Strategic Diagnostics Inc.
111 Pencader Drive
Newark, Deleware 19702

	RE:	Strategic Diagnostics Inc.
      Form 10-K for the year ended December 31, 2004
      Filed March 30, 2005
      File No. 000-22400


Dear Mr. Simonetta:

      Thank you for the additional information provided in your response letter dated October 28, 2005 regarding the nature and the related accounting for costs associated with the animals used in your production of custom antibodies. We also appreciate the information you provided to us with regard to your revenue recognition related to your sale of custom antibodies in our October 6, 2005 conference call and prior correspondence regarding this issue. Based on this information, we have the following additional comments for which we believe you should revise your financial statements. If you disagree, we will consider your explanation as to why our comment is inapplicable.

FORM 10-K FOR THE PERIOD ENDED DECEMBER 31, 2004

Based on the terms of your customer contracts, we believe that revenue related to your sale of custom antibodies should not be recognized until delivery and customer acceptance pursuant to SAB Topic 13.A.1 and 13.A.3b. In this regard, we note that revenues are considered to have been earned when an entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues.
We note that you believe that percentage of completion accounting is the appropriate revenue recognition model for your for production and sale of custom antibodies because the related purchase contracts are binding, fixed price agreements based on a customer`s specifications and require a time period longer than 30 days but less than 12 months.
In addition, we note your belief that you have the ability to estimate the costs you incur to produce the custom antibodies. However, paragraph 22 of SOP 81-1 sets forth the recommended basis for using the percentage-of-completion method and the reasons for the recommendation. Under most contracts for production of goods, or provision of related services to a buyer`s specifications certain aspects of the contract indicate that percentage-of-completion may be appropriate. These aspects include the following:
- Both the buyer and the seller have enforceable rights.
- The buyer has the legal right to require specific performance of the contract such that the seller has, in effect, agreed to sell the rights to work-in-progress as the work progresses.
- The buyer is required to make progress payments to support his ownership investment.
- The buyer approves goods produced or services performed, periodically, to determine if they meet the contract requirements.
- The buyer has the right to take over the work-in-progress at his option.

The above factors do not appear to be present in your arrangements
and
therefore these arrangements do not support the concept that in an economic sense performance is, in effect, a continuous sale (transfer of ownership rights) that occurs as the work progresses.  As a result,
it appears that your arrangements for the production of custom antibodies do not fall within the scope of SOP 81-1.
*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

     If you have any questions regarding these comments, please direct them to Patricia Armelin, Staff Accountant, at (202) 551-3747,
Jeanne
Baker at (202) 551-3691 or, in their absence, to the undersigned at
(202) 551-3768.


            Sincerely,



                  John Cash
                  Accounting Branch Chief


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Mr. Anthony J. Simonetta
Strategic Diagnostics Inc.
November 3, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE